UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 14, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Axcan Intermediate Holdings Inc.

File No. 333-153896 - CF#22686

Axcan Intermediate Holdings Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on October 7, 2008.

Based on representations by Axcan Intermediate Holdings Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. § 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.5	through December 31, 2015
Exhibit 10.6	through August 2, 2013
Exhibit 10.7	through October 1, 2012
Exhibit 10.8	through November 4, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel